

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2014

Via E-mail
Robert A. Berman
President and Chief Executive Officer
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

> **Re: CopyTele, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 7, 2014**
> **File No. 333-193826**

Dear Mr. Berman:

We have limited our review of your registration statements, and the documents incorporated by reference therein, to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed February 7, 2014

General

1. Please provide a detailed legal analysis of your eligibility to register this secondary offering on Form S-3. We note that your common stock is quoted on the OTCQB of the OTC Markets, the OTCQB is not a national securities exchange, your securities do not appear to be quoted on the automated quotation systems of a national securities association and the aggregate market value of your voting and non-voting common equity held by non-affiliates appears to be less than $75 million. See General Instructions I.B.1 and I.B.3 of Form S-3, and for guidance, refer to Questions 116.12 and 116.14 of our Securities Act Forms Compliance and Disclosure Interpretations. Alternatively, file an amended registration statement on Form S-1.

Front Cover Page of the Registration Statement

2.   Footnote 1 to the registration fee table indicates that you are relying on Rule 416 to register an indeterminate number of additional securities that may issued and resold resulting from stock splits, stock dividends, or similar transactions. Please confirm your understanding that Rule 416 will not be applicable to additional shares that may be issued as a consequence of the full-ratchet pricing protection granted to Adaptive Capital, LLC in your November 11, 2013 private placement. For additional guidance, please consider Question 213.02 of our Securities Rules Compliance and Disclosure Interpretations.

Outside Front Cover Page of the Prospectus

3.   Disclose the total number of shares that are being concurrently offered by the company and by the selling stockholders of the company, the extent to which the concurrent offerings are of a primary and secondary nature, and the portion of that total offered by means of a separate prospectus.

4.   We note that your common stock appears to be currently quoted on the OTCQB and not the OTC Bulletin Board. Please revise your registration statement where appropriate or advise.

Selling Stockholder, page 13

5.   Identify the person or persons who exercise sole or shared voting or investment control over Adaptive Capital, LLC. See Item 507 of Regulation S-K. For additional guidance, consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Incorporation of Documents by Reference, page 19

6.   Please specifically incorporate by reference your Form 8-K filed November 13, 2013, as well as any additional reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act between the filing and effectiveness of this registration statement. See Item 12(a)(2) of Form S-3.

7.   We note that this registration statement is registering the resale of shares of common stock and that your common stock is currently registered under Section 12 of the Exchange Act. Please incorporate by reference the description of your common stock contained in your Exchange Act registration statement. See Item 12(a)(3) of Form S-3. For additional guidance, please consider Question 123.07 of our Securities Act Forms Compliance and Disclosure Interpretations.

Form 10-K for Fiscal Year Ended October 31, 2013

Item 1. Business

CTI's Patent Portfolios, page 2

8.   Please disclose the duration of the patents in your patent portfolios. See Item
        101(h)(4)(vii) of Regulation S-K.

Risk Factors, page 7

9.   Please include a prominently-positioned risk factor that discusses your past revenue
        concentrations and highlight that a small number of customers have typically accounted
        for a large portion of your revenues each period. We note that one licensee accounted for
        90% of revenue during fiscal year 2013 and one licensee accounted for 100% of revenue
        during fiscal year 2012. Tell us what consideration you have given to identifying these
        significant customers. Lastly, please provide your analysis of whether any of these
        agreements should be filed as an exhibit under Item 601 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 20

10.   We note that you generated $214,000 from patent assertion activities relating to the
        issuance of licenses and that one licensee accounted for 90% of this revenue for the fiscal
        year ended October 31, 2013. Please briefly describe the nature of the payments from the
        party that contributed 90% of your patent assertion revenues. To provide context
        concerning the activities that resulted in this portion of your revenue, explain the extent
        to which this revenue was from recurring or non-recurring licensing fees, exclusive or
        non-exclusive licenses, litigation settlement payments, sales of technology or other
        transactions that you concisely summarize. Additionally, include a brief discussion of the
        terms of these agreements on page 5 under the Licensing Activities sub-heading.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statements please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

Please contact Mitchell Austin, Attorney-Adviser, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-mail
        Sarah E. Williams, Esq.
        Ellenoff Grossman & Schole LLP